February 9, 2006



United States Securities and Exchange Commission
Division of Corporation Finance
Washington. D.C. 20549-0510

Re:      Dynamic Materials
         Form 10-K for the year ended December 31, 2004
         File No. 1-14775

Dear Mr. Cash:

We acknowledge receipt of your letter dated November 10, 2005, which included additional comments that resulted from your review of our September 9, 2005 response letter relating to your review of the above-referenced filing. We have carefully considered your additional comments and provide you with the following revised response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Financial Statements for the Year Ended December 31, 2004
---------------------------------------------------------

Consolidated Statements of Cash Flows, page 35
----------------------------------------------

     1. We note that your reconciliation of cash flows from operating activities begins with income from continuing operations. Please note that paragraph 28 of SFAS 95 indicates that companies that use the indirect method of reporting operating cash flows should adjust net income to reconcile it to net cash flow from operating activities. Please confirm to us that you will revise your statements of cash flows accordingly in future periodic filings.

     2. We note that you present one net number for cash flows used in discontinued operations at the bottom on your statement of cash flows. We do not object to your presentation of cash flows from discontinued operations separately from your presentation of cash flows from continuing operations. However, we do not believe that netting together cash flows from operating, investing and financing activities is consistent with basic principles of SFAS 95. Please quantify for us, and separately disclose in future periodic filings, the cash flows used in discontinued operations for each of the operating activities, investing activities, and financing activities.

         Response
         --------

     1. In future periodic filings, beginning with our Form 10-K for the annual period ending December 31 2005, we will reconcile reported net income to net cash flows from operating activities as indicated by paragraph 28 of SFAS 95 for companies that use the indirect method of reporting operating cash flows. We will also make the appropriate reclassifications to prior year statements to conform to the 2005 presentation.

     2. For the years ended December 31, 2004, 2003 and 2002, cash flows used in discontinued operations included amounts used in (provided by) operating activities, investing activities and financing activities as summarized below. In future filings, we will separately disclose the breakdown of cash flows used in and provided by our discontinued operations.

                                          2004       2003         2002
                                          ----       ----         ----
              Operating activities   $ 1,434,122  $ 1,213,374   $ 1,399,751
              Investing activities        45,344      233,735        71,803
              Financing activities             -       97,435       (39,174)
                                     -----------  -----------   -----------

                                     $ 1,479,466  $ 1,534,544   $ 1,432,380
                                     ===========  ===========   ===========

Note 8 - Discontinued Operations, page 53
-----------------------------------------

     3. We note your response to comment 1 from our letter dated July 27, 2005, and the additional information shared with us in a conference call on October 31, 2005. We appreciate the information you have been providing us, and we request your continued patience as we find out more about your transaction with Aerojet. We continue to be concerned that this transaction may not qualify for treatment as a discontinued operation, and therefore we have the following additional comments:

          o We note that you believe that the guidance in EITF 03-13 is applicable to this transaction despite the fact that the only asset sold to Aerojet was the Spin Forge inventory. We continue to struggle with the fact that the remaining assets of your Spin Forge business, which includes the land and building under an operating sublease to Aerojet and the specialized manufacturing equipment under an operating lease to Aerojet, do not appear to have been disposed of or to qualify as held for sale as of December 31, 2004. We are particularly concerned because our understanding from the information provided thus far is that the Spin Forge business uses specialized manufacturing equipment; therefore, the disposition of this specialized manufacturing equipment would appear to be a critical factor in any determination of whether this component of an entity had been "disposed of'. Please provide us with a detailed analysis of why you believe it is appropriate to analyze this transaction under EITF 03-13. Your response should specifically address the fact that paragraph 18 of EITF 03-13 states that this consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale. Please provide two separate analyses, one assuming the treatment of your real estate lease with Spin Forge LLC is a capital lease, and the other assuming your real estate lease with Spin Forge LLC is an operating lease.

          o Assuming the guidance in EITF 03-13 applies to this transaction, please provide us with a robust analysis of this transaction under EITF 03-13. Please provide two separate analyses, one assuming the treatment of your real estate lease with Spin Forge LLC is a capital lease, and the other assuming your real estate lease with Spin Forge LLC is an operating lease. If you consider the significance of any cash flows, please provide us with your calculations. We note your response to this issue in your letter dated September 9, 2005; however, we are requesting a significantly more detailed analysis.

         Response
         --------

         While we acknowledge that the guidance for discontinued operations accounting in SFAS 144 is more commonly applied to the disposition of long-lived assets, we believe that we have met the criteria for discontinued operations accounting because we believe the operating business is the disposal group. In addition, we believe the presentation of the Spin Forge divesture transaction as discontinued operations to be more informative disclosure to the user of the financial statements. Upon release of SFAS 144, the FASB stated that:

         In particular, the Board determined that:
                  Broadening the presentation of discontinued operations to include more disposal transactions provides investors, creditors, and others with decision-useful information that is relevant in assessing the effects of disposal transactions on the ongoing operations of an entity.

          SFAS 144 requires classification of a disposal group as discontinued operations if:
               1. The disposal group represents a component of an entity;
               2. The asset group is held for sale or disposed of; and
               3. The cash flows and operations are eliminated in the disposal transaction and no significant forms of continuing involvement exist.

         1. Component of an entity - Spin Forge qualifies as a component of an entity as it has always comprised operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. This is further supported by the fact that it was historically disclosed in a separate segment from the Company's core cladding operations;

         2. Held for sale or disposed of - In June 2004, we determined that we met the criteria to classify the disposal group as held for sale, and we therefore reported the operations of the disposal group as discontinued operations. During the 2nd quarter of 2004, we had received board approval to divest of the disposal group and we were actively seeking potential buyers. We believed the sale would be completed within one year, and that we would meet the additional criteria under SFAS 144 to classify the disposal group as discontinued operations. In September 2004, we ceased operating the Spin Forge business, when Aerojet took over all operating activities, all employees and all contracts. As a result, while we believe we qualified as held for sale in June 2004, we soon thereafter ceased operations;

         3. The cash flows and operations are eliminated in the disposal transaction and no significant forms of continuing involvement exist - As a result of the disposal transaction, we believe we have met the criteria of paragraph 42a in that the disposal transaction eliminated cash flows and operations and did not contain any significant forms of continuing involvement as further clarified in EITF 03-13:

                  1. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity in the disposal transaction, and;
                  2. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

         We disposed of the Spin Forge operations and have no intent to get back into this business. As the business was not particularly attractive to buyers, we structured the best deal we could to minimize losses to our shareholders and in order for the acquiring party to continue to serve the customers of Spin Forge. The result was a transaction where the long-lived assets were leased. However, we did not consider it appropriate in this specific situation to be precluded from discontinued operations presentation because we retained the long-lived assets. SFAS 144 does not preclude discontinued operations solely because some long-lived assets were retained. Instead, we believe the retained long lived assets and corresponding lease should be evaluated under EITF 03-13.

         We believe that the following information further evidences the fact that we have completely exited the Spin Forge operating business:

          o We sold all inventory, books and records, intangible personal property (copyrights, trademarks, trade names, etc.), business information and technology, customer contracts, and licenses and permits relating to the Spin Forge business. The sales price for these assets was approximately $1.7 million;
          o Aerojet assumed all workplace safety liabilities after the closing date and offered employment to all but one of the DMC employees that worked at the Spin Forge location;
          o We entered into a non-compete agreement with Aerojet under which we agreed not to engage in the business of manufacturing and selling Spin Forge products for as long as Aerojet is utilizing the leased equipment to produce rocket motor cases or pressure tanks. Even if Aerojet does not purchase all or a major portion of the leased assets at the end of the initial lease term, we have no intent to operate any of the leased assets and will immediately liquidate any of the leased assets that are not purchased by Aerojet. Lastly, even if the equipment were returned, our ability to restart the business is severely restricted as we have sold the contracts and therefore, have no customers nor employees to operate the business.

              These facts demonstrate that Aerojet assumed full responsibility for operating the Spin Forge business effective on the closing date.

         The majority of the equipment at Spin Forge is actually comprised of older, standard machining centers, lathes, welding equipment and testing equipment to which specialized tooling, which represents less than 15% of the net book value of the equipment (book value of approximately $850,000) and tooling (book value of approximately $150,000) that is being leased to Aerojet, has been adapted to allow this generally older equipment to be used in the production of either rocket motor cases or titanium pressurant tanks under three highly specific programs. The manufacturing equipment has minimal salvage value if it is not being used in connection with one or all of these three programs. Additionally, the specialized tooling would be worthless if it is not being used in servicing the customer contracts related to these programs, which contracts were sold in the disposal transaction. For this reason, we did not view the equipment as a significant asset of the Spin Forge business in reaching our decision to account for the Spin Forge divestiture transaction as a discontinued operation. It is our view that the most critical assets of the Spin Forge business are the three customer programs and the technical knowledge and experience of the Spin Forge employees with respect to production requirements under these three programs. As previously mentioned, we agreed to a non-compete agreement with Aerojet and all of our actions subsequent to the disposal support our intention of never again operating this business at any future date (see response to comment #5).

         The following discusses our analysis under EITF 03-13:

          o (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

               We assessed this by determining if the continuing cash flows result from migration or a continuation of activities. We determined that they do not, based on the following:

                    o The continuing cash inflows do not meet the criteria as they result from lease payments.

                    o Furthermore, they are not significant in relation to the 3-previous years annualized average cash inflow of approximately $4 million per year, nor to the year of disposal in which operating cash inflow of $1.8 million was generated during the nine months of 2004 prior to disposal.

                        |X| Net lease payments are approximately $23,000 per month or $276,000 per year, representing approximately 7% of average prior year cash inflows and 4% of 2004 operating cash flow.

                        |X| While EITF 03-13 does not provide any quantitative bright lines to assess the significance of cash flows,it is noteworthy that in example 2, the EITF concluded that continuing cash flows of 20 percent were significant while in examples 3 and 11 it concluded that 5 percent was not significant.

                    o (b) the entity will not have any significant continuing involvement in the operations of the component after disposal transaction.

                         We assessed this by determining if we have the ability to influence the operations and (or) financial policies of the disposed component. As long as Aerojet makes the monthly lease payments, we have no ability to influence either the operations or financial policies of the disposed component.


                         4. As requested during the conference call on October
                            31, 2005, please provide us with a copy of your analysis supporting the conclusion that your real estate lease with Spin Forge LLC should have been accounted for as a capital lease beginning in 2003.

         Response
         --------

         During 2004, it came to our attention that we had been incorrectly accounting for the lease of the Spin Forge land and building as an operating lease. When we entered into the original lease agreement in March of 1998, we obtained a purchase option on the land and building that approximated fair market value. In September of 2001, the lease was extended for 10 years through January 1, 2012. The purchase price of the option remained the same. Due to the appreciation in the value of the underlying real estate, the purchase option had become a bargain.

         Accordingly, the accounting treatment for the lease should have been re-evaluated for this material amendment to the lease agreement. Based upon the re-evaluation that we completed in 2004, we concluded that capital lease accounting should have been applied beginning in September 2001. A copy of our analysis is attached as Exhibit A.


FORM 8-K FILED NOVEMBER 8, 2005
-------------------------------

Exhibit 99.1
------------

          5. We read that you recently reached an agreement to sell your purchase option on the Spin Forge property to the property owner for $2.3 million, and you expect this transaction to result in a pre-tax gain of $2.2 million. We have the following comments:

               o Please provide us with more information on why you decided to enter into this agreement. Specifically address why management believes that this agreement is a better decision for your company than exercising the purchase option on the land and then selling the land to a third party at fair market value. Also tell us how you and Spin Forge LLC determined the $2.3 million purchase price that Spin Forge LLC will pay to reacquire this option from you. In this regard, we note that the $2.3 million price is significantly less than your bargain purchase option exercise price of $2.88 million.

               o Please tell us, and quantify, if you paid any amounts to acquire your purchase option on the Spin Forge property beyond the $10,000 option fee mentioned in your March 18, 1998 Option Agreement with Spin Forge LLC.

               o Please tell us how Spin Forge LLC will fund this option purchase (i.e. cash, note, or a combination of these).

               o Please tell us how you calculated your estimated pre-tax gain and the accounting guidance that you relied upon.

               o    Please provide us with a copy of this agreement.

         Response
         --------

         We hold an option to purchase the Spin Forge real estate at a price of $2,880,000. The Spin Forge real estate is recorded on our books at the $2,880,000 option price, with a corresponding offsetting liability of the same amount. Spin Forge, LLC, the owner of the property, has entered into an agreement with us to buy the real estate option back from the Company for $2.3 million in cash. In order to realize the same net amount on the exercise of its option and subsequent sale of the land to a third party, we would be required to sell the real estate for a minimum price of $5,180,000, a price which we believe to be representative of the current fair market value of the property.

         We have not paid any amounts for the Spin Forge real estate option beyond the $10,000 option fee that we paid on March 18, 1998 when we first entered into the Option Agreement, which was considered as part of the minimum lease payments in the accounting analysis that follows.

         We will receive a $2.3 million cash payment from Spin Forge, LLC and not be required to make the option payment as consideration for the option purchase price.

         The estimated pre-tax gain of $2.2 million equals the $2.3 million purchase price, less estimated selling expenses of $100,000 for brokerage commissions, legal fees and other closing costs. Based on our previous classification of the Spin Forge business as a discontinued operation, we propose to present the gain, net of tax, as discontinued operations. We believe this classification to be most appropriate so as to not mislead shareholders with non-operating gains included in on-going operations coupled with the fact that post the disposal transaction the leased assets qualify as a component. This transaction was closed and we received the cash on January 10, 2006. At that time, we terminated our real property lease relationship with the landlord and Aerojet. Aerojet is now leasing the real property from the landlord directly and we have no continuing involvement in the real property.

         A copy of the Option Purchase Agreement was filed as an exhibit to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 with respect to this agreement.


                                      * * *
         We hope that our responses adequately address the additional comments and concerns that you raised in your November 10, 2005 letter. Please let us know if you require additional clarification with respect to our responses or have any additional questions.

         Sincerely,

         /s/ Richard A. Santa

         Richard A. Santa
         Vice President and Chief Financial Officer

                                    EXHIBIT A

    EVALUATION OF SPIN FORGE LEASE - OPERATING VERSUS CAPITAL
                                LEASE TREATMENT

BACKGROUND INFORMATION

The following table shows the dates of significant events related to the lease:

------------------------ --------------------------- --------------------------
         Date              Land & Building            Land & Building Purchase
                                 Lease                        Option
------------------------ --------------------------- --------------------------
March 1998               4 year operating lease      Option to acquire the land
                         through January 1, 2002     and building anytime
                                                     between July 1998 and
                                                     January 1, 2002 for $2.88M
                                                     (property was appraised at
                                                     $3.0M in March 1998). Paid
                                                     $10,000 for this option.
-------------------------------------------------------------------------------
Initial Assessment - operating lease per criteria of FAS 13

-------------------------------------------------------------------------------
November 1999                                         Property appraised for
                                                      $3.5M

-------------------------------------------------------------------------------
February2000                                          Monthly lease payment
                                                      changed from $17,000
                                                      to $30,244.

-------------------------------------------------------------------------------
Re-Assessment - operating lease per criteria of FAS 13, paragraph 9
The only change in a lease provision was that the monthly lease payment increased. Therefore, the lease was re-evaluated using $30,244 as the new payment and all other provisions as of the original lease date, and the result is continued classification as an operating lease.
-------------------------------------------------------------------------------
Note -The reason for the increase in lease payments is because we were under severe cash flow shortages at that time, and our lender was pressuring us to use any alternatives possible to reduce our loan balance. We had a receivable from the lessor (who was also our then current CEO - this individual resigned in Q3
2000) that was not due until January 2002. He agreed to repay the receivable early, so that this cash could be used to reduce our outstanding loan balance. However, in exchange for the early repayment of the receivable, we agreed to an increase in the monthly lease payment to the current fair market value. As part of this negotiation, we obtained an appraisal of the property in November 1999 that valued the lease payments at $30,244 per month. Accordingly, our board agreed to the increase in monthly rent when the receivable was paid in full in February 2000. The net impact of this transaction was to receive cash up-front in exchange for increased rent payments over the next two years. By January 2002 (the original lease termination date) the loss on settlement had been fully recognized through
-------------------------------------------------------------------------------
increased lease payments over 24 months since February 2000.
We have considered the impact of the loss on settlement of note receivable on our 2000, 2001 and 2002 financial statements as follows:
-------------------------------------------------------------------------------


Analysis: 30,000   increased payment
          17,000   original payment
       ---------
          13,000    difference x 24 months = 312,000 Discounted at 12%= 275,000
       =========                                                      =========

This amount should have been recorded as a loss on settlement of note receivable in 2000.

Calculation of loss:   275,000
                      (126,042)   recorded add'l expense - represents $275k/24
                                  months x 11 months recorded in 2000
                ---------------
                       148,958    Net understatement of expense
                ===============

During 2001, the Company continued to record in accordance with the terms of the lease agreement, resulting in:

                      (137,500)   overstated of expense-represnets $275k/24
                                  months x 12 months recorded in 2001
                ===============

During 2002, the Company continued to record in accordance with the terms of the lease agreement, resulting in:
                       (11,458)    overstatement of expense-represents
                                   $275k / 24 months x 1 month recorded in2002
                 ===============

                                                                      3-Year
                                   2002        2001       2000      Cumulative

Pre-tax income/(loss) by year** 5,268,219  3,739,139  (1,458,080)  7,549,278

Adjustments based on above:     11,458     137,500    (148,958)            -
                                ---------- ---------- ----------- -------------
Adjusted pre-tax
                                5,279,677  3,876,639  (1,607,038)  7,549,278
                                ========== ========== ===========  ============
% of error                             0.2%        4%         10%          0.0%

            ** Note - these numbers agree to the 2003 10-K, which is pre-presentation of Spin Forge operations as ** discontinued.


Net worth as reported          15,564,740 14,645,994  17,739,294  15,564,740

Adjustments based on above:               137,500     (148,958)           -
                               ---------- ----------- ----------  -------------
Adjusted net worth
                               15,564,740 14,783,494  17,590,336  15,564,740
                               ========== =========== ==========  =============
                                     0.0%         1%         -1%

Our financial statements for 2000 and 2001 were audited by Arthur Andersen. Ernst & Young became our auditors in 2002. In 2003, in connection with the classification of PMP as a discontinued operation, Ernst & Young opined on the 2001 income statement.

Since this transaction has now been fully reflected in our financial statements, we have concluded that the impact of this transaction on our 2002 and 2001 financial statements, which will appear in selected financial data in our 2005 Form 10-K filing, is immaterial. As 2000 no longer appears in our Form 10-K filing, and does not change the trend of earnings in that year, we would not propose to restate to 2000.

-------------------------------------------------------------------------------
June 2001                                 Extended option on building and the
                                          underlying land.
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                          Could only purchase for $2.88M
                                          between January 2002 and January 2003
-------------------------------------------------------------------------------
Re-Assessment -change to lease agreement, and therefore re-evaluation required. No change from operating lease to capital lease.

-------------------------------------------------------------------------------
September 2001                           Extended operating lease for 10 years
                                         through January 1, 2012.

-------------------------------------------------------------------------------
Re- Assessment - change to capital lease.
As required by paragraph 9 of SFAS 13, because this amendment extended the lease term, the lease must be re-evaluated for classification between operating and capital. Because we held a bargain purchase option ("BPO") under which we could purchase the land and building for $2.88 million when it was most recently appraised at $3.5 million, the lease met the criteria to be classified as a capital lease. See accounting section below for further comments.

-------------------------------------------------------------------------------
May 2002 Extended option on the building and underlying land. Can only purchase for $2.88M between January 2003 and January 2004. If purchased thereafter through January 2012, then price is at fair market value.

-------------------------------------------------------------------------------
Re-Assessment - continues as capital lease and applies accounting in Paragraph 14a and b. As required by paragraph 14, because this option amendment extended the accounting lease term (for capital lease purposes, the accounting lease term in September 2001, when the lease was re-evaluated as a capital lease, was only four months until January 2002 when the BPO became exercisable), the lease must be re-evaluated for classification between operating and capital. Since we still hold a BPO, the lease continues to meet the criteria to be classified as a capital lease. Therefore, the new accounting lease term is from May 2002 to January 2003 when the BPO again becomes exercisable. See accounting section below.

-------------------------------------------------------------------------------
March 2003                               Extended option on the building and
                                         underlying land.  Can only purchase
                                         for $2.88M between January 2004 and
                                         January 2005.  If purchased
                                         thereafter through January 2012,
                                         then price is at fair
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                         market value.

-------------------------------------------------------------------------------
Re-Assessment - continues as capital lease and applies accounting in Paragraph 14a and b. Similar to May 2002, since we still hold a BPO, the lease continues to meet the criteria to be classified as a capital lease. Therefore, the new accounting lease term is from March 2003 to January 2004 when the BPO again becomes exercisable.
See accounting section below.

-------------------------------------------------------------------------------
February 2004                            Property appraised for $5.5M.
-------------------------------------------------------------------------------

April 2004                               Extended option on the building and
                                         underlying land.  Can only purchase
                                         for $2.88M between January 2005 and
                                         January 2006.  If purchased
                                         thereafter through January 2012,
                                         then price is at fair market value.
-------------------------------------------------------------------------------
Re-Assessment - continues as capital lease and applies accounting in Paragraph 14a and b. Similar to March 2003, since we still hold a BPO, the lease continues to meet the criteria to be classified as a capital lease. Therefore, the new accounting lease term is from April 2004 to January 2005 when the BPO again becomes exercisable. See accounting section below.
-------------------------------------------------------------------------------


ACCOUNTING

The following analysis shows the accounting, which would occur at each date subsequent to September 2001 when the lease was re-evaluated and classified as a capital lease:

Fiscal 2001
-----------

Present value of minimum lease payments at September 20, 2001:
Payments over lease term - 3 monthly payments of $30,244 each (from October to December). Bargain purchase option - $2.88 million (property appraised at $3.5 million in November 1999).

Interest rate:
We considered the monthly lease payment to approximate interest expense based upon an implied interest rate of 12.5%. In Q3 2001, a rate of 12.5% was considered reasonable. We had net losses in 1999 and 2000 and were in violation of debt covenants in those years. Our ability to borrow additional amounts from our primary commercial lender had been greatly reduced, and our lender closely monitored all existing third-party debt.

Lastly, our 1999 Form 10-K, included a going concern paragraph from our independent auditors, further evidencing our economic troubles at the time, and our greatly limited access to additional financing. From a sensitivity standpoint, if one were to use approximately a 6% rate that non-troubled companies may have received at that time, but which we believe is too low, the impact would be to increase the present value of minimum lease payments to $2.92 million, which is not significantly different than the $2.88 million.

Based on the above factors, the present value of minimum lease payments was determined to be $2.88 million as of September 20, 2001.

Allocation between land and building:
We had an independent appraisal of the property performed in November 1999. At that time, the appraiser determined that the value of the improvements was insignificant. Based upon this appraisal, we allocated only 5% of the property's value to the building.

Therefore, the asset was set-up as follows:
-------------------------------------------
Land - 95% of $2.88 million equals $2.74 million Building - 5% of $2.88 million equals $0.14 million

At time of classification as a capital lease, our intent was to hold and use the property. Therefore, the building's useful life was estimated at 20 years since the building was more than adequate for the type of manufacturing the Company was performing. Based upon a 20-year useful life, annual depreciation of $7,000 was determined to be immaterial and not recorded.

Balances at December 31, 2001:
In our December 31, 2004 Form 10-K, when we restated our prior financial statements, 2001 was not presented. However, if presented, based upon our restatement approach, we would have presented the following:

Capital lease asset - $2.88 million (consisting of land at $2.74 million and building at $0.14 million)
Capital lease obligation - $2.88 million (in 12/31/04 10-K classified as long-term), as substantially all of the lease payments over the term went to interest.

The income statement impact was not significant as the depreciation was determined to be immaterial.

Fiscal 2002
-----------

Present value of minimum lease payments at May 20, 2002:
Payments over lease term - 7 monthly payments of $30,244 each (from June to December). Bargain purchase option - $2.88 million.

Interest rate:
FAS 13, paragraph 14a states:
    The present value of the future minimum lease payments under the revised or new agreement shall be computed using the rate of interest used to record the lease initially.
Therefore, the interest rate continues to be 12.5%.

Based on the above factors, the present value of minimum lease payments equals $2.88 million as of May 20, 2002.

Allocation between land and building:
No change to September 2001 assessment and resultant allocation.

Balances at December 31, 2002:
In our December 31, 2004 Form 10-K, when we restated our prior financial statements, the 2002 balance sheet was not presented and the 2002 income statement was re-classified to present Spin Forge operations as discontinued. However, if the balance sheet was presented, based upon our restatement approach, we would have presented the following:

Capital lease asset - $2.88 million (consisting of land at $2.74 million and building at $0.14 million)
Capital lease obligation - $2.88 million (in 12/31/04 10-K classified as long-term), as substantially all of the lease payments over the term went to interest.

Income statement impact is the same as Fiscal 2001 above.

Fiscal 2003
-----------

Present value of minimum lease payments at March 14, 2003:
Payments over lease term - 9 monthly payments of $30,244 each (from March to December). Bargain purchase option - $2.88 million.

Interest rate:
As noted above, the 12.5% interest rate remains the same.

Based on the above factors, the present value of minimum lease payments equals $2.88 million as of March 14, 2003.

Allocation between land and building:
No change to September 2001 assessment and resultant allocation.


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


Balances at December 31, 2003:
In the December 31, 2004 10-K, when we restated our prior financial statements, our 2003 balance sheet was labeled restated and the 2003 income statement was re-classified to present Spin Forge operations as discontinued.

Capital  lease asset, classified as "Assets of Discontinued Operations" - $2.88 million (consisting of land at $2.74 million and bldg at $0.14 million) Capital lease obligation, classified as "Liability of Discontinued Operations" - $2.88 million (in 12/31/04 10-K classified as long-term). Although this liability was not assumed in the original disposal with Aerojet, it was ultimately disposed of when we completed the transaction in January 2006 to sell the BPO back to the original property owner.

Income statement impact is the same as Fiscal 2001 above.

Fiscal 2004

Present value of minimum lease payments at April 22, 2004:
Payments over lease term - 8 monthly payments of $30,244 each (from May to December). Bargain purchase option - $2.88 million.

Interest rate:
As noted above, the 12.5% interest rate remains the same.

Based on the above factors, the present value of minimum lease payments equals $2.88 million as of April 22, 2004.

Allocation between land and building:
No change to September 2001 assessment and resultant allocation.

Balances at December 31, 2004:
In our December 31, 2004 Form 10-K, when we restated our prior financial statements, the 2003 balance sheet was labeled restated and the 2003 income statement was re-classified to present Spin Forge operations as discontinued. The 2004 balance sheet continued to reflect the same amounts as the 2003 restated balance sheet.

Capital lease asset, classified as "Assets of Discontinued Operations" - $2.88 million (consisting of land at $2.74 million and building at $0.14 million)
Capital lease obligation, classified as "Liability of Discontinued Operations" - $2.88 million (in 12/31/04 10-K classified as long-term)

Income statement impact was recorded the same as Fiscal 2001 above.


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